UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42000

Zhibao Technology Inc.

(Translation of registrant’s name into English)

Floor 3, Building 6, Wuxing Road, Lane 727

Pudong New Area, Shanghai, China, 201204

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F       ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Amendment to Charter

As previously announced, on September 29, 2026, the Company held its extraordinary general meeting of shareholders (the “EGM”), at which the Company’s shareholders approved a proposal to amend the Company’s Amended and Restated Memorandum and Articles of Association (as amended, the “Charter”) to effect a reverse share split of its issued and outstanding Class A ordinary shares, par value $0.0001 per share, at a ratio at one-for-fifty (the “Reverse Share Split”), subject to certain conditions including the closing bid price on any trading day of the Company’s Class A ordinary shares listed on Nasdaq Capital Market being below US$0.12 per share.

On September 29, 2026, the closing bid price of the Class A ordinary shares was $0.0805. Accordingly, the conditions for effecting the Reverse Share Split have been met. On October 9, 2026, the Company expects to file with the Company Registrar of the Cayman Islands a Charter to effect the Reverse Share Split. The Reverse Share Split will become effective on October 9, 2026, and the Company’s Class A ordinary shares will begin trading on a split-adjusted basis when the market opens on October 12, 2026.

When the Reverse Share Split becomes effective, every fifty (50) issued and outstanding Class A ordinary shares of the Company will automatically be converted into one Class A ordinary share, without any change in the par value per share. In addition, (i) a proportionate adjustment will be made to the per share exercise price and the number of Class A ordinary shares issuable upon the exercise of all outstanding convertible notes, stock options and warrants, to purchase or exercise for Class A ordinary shares, to the extent that the exercise price of such warrants is not based solely on the market price of the Class A ordinary shares at the time of exercise, (ii) a proportionate adjustment will be made to any fixed conversion prices for other convertible securities of the Company, including any conversion floor prices and (iii) the number of shares reserved for issuance pursuant to the Company’s incentive equity plan, as amended, will also be reduced proportionately. Any fraction of a Class A ordinary share that would be created as a result of the Reverse Share Split will be rounded up to the nearest whole share. In addition, the par value of the Class A ordinary share will increase from $0.0001 per share to $0.005 per share.

The Company’s Class A ordinary shares will continue to trade on the Nasdaq Capital Market under the symbol “ZBAO.” The new CUSIP number for Class A ordinary shares following the Reverse Share Split will be G989MC114.

For more information about the Reverse Share Split, see the Company’s Notice and Proxy Statement on Report on Form 6-K, which was filed and accepted by the Securities and Exchange Commission (the “SEC”) on September 9, 2026, with a filing date of September 10, 2026, and mailed to the Company’s shareholders on or about September 14, 2026, the relevant portions of which are incorporated herein by reference. A copy of the form of the Charter is attached as Exhibit 3.1 hereto and incorporated herein by reference.

Press Release

On October 8, 2026, the Company issued a press release announcing the Reverse Share Split. The press release is furnished as Exhibit 99.1 and incorporated by reference herein.

Exhibits.

Exhibit No.	Description
3.1	Form of Amended and Restated Memorandum and Articles of Association
99.1	Press Release dated October 8, 2026

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Zhibao Technology Inc.

Date: October 8, 2026	By:	/s/ Jinmei Guo Hellstrom
	Name:	Jinmei Guo Hellstrom
	Title:	Chief Executive Officer

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